

December 23, 2014

Via E-mail
Mr. R. Michael Jones
Chief Executive Officer
Platinum Group Metals Ltd.
Bentall Tower 5
Suite 328-550 Burrard Street
Vancouver, BC, Canada V6C 2B5

>   **Re: Platinum Group Metals Ltd.**
>   **Form 40-F for the Year Ended August 31, 2014**
>   **Filed November 26, 2014**
>   **File No. 001-33562**

Dear Mr. Jones:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director